4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FINANCIAL RESULTS FOR FISCAL
SECOND QUARTER 2005

WINNIPEG, Manitoba – (January 13, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the three and six month periods ended November 30, 2004. All amounts referenced herein are in Canadian dollars unless otherwise noted.

As at November 30, 2004, the Company had cash and cash equivalents totaling $14,307,000 compared to $19,954,000 as of May 31, 2004. The cash position is sufficient to fund completion of both the Phase II portion of the MEND-CABG study and the MATCHED study and to advance lead products, MC-1 and MC-4232 up to pivotal Phase III studies.

Research and development expenditures during the quarter were $3,068,000 as compared to $934,000 for the same quarter in fiscal 2004. The year-to-date research and development expenditures are $5,272,000 compared to $1,712,000 for the six-month period ended November 30, 2003. The increase in expenditures is due primarily to the clinical development costs of the Phase II/III Coronary Artery Bypass Graft (CABG) trial, MEND-CABG, which is testing the ischemic reperfusion and neuro-protective effects of the Company’s lead drug, MC-1. For the six month period ended November 30, 2004 expenditures for the MEND-CABG study totaled $3,331,000 as compared to $212,000 for the same period in fiscal 2004. The Phase II portion of the study will enroll up to 900 patients. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). MEND-CABG is expected to complete enrolment in Spring 2005.

The increase in research and development expenditures was also due to the costs associated with the ongoing MATCHED Phase II study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) as part of the Company’s expanded Phase II/III clinical development program for MC-4232. The study is assessing effects on a variety of important parameters in patients with diabetes and hypertension. For the three and six months ended November 30, 2004, total expenditures for the MATCHED study were $503,000 and $725,000 respectively, as compared to nil for the same periods in fiscal 2004.

“We continue to be pleased with the progress at the Company," said Albert D. Friesen, Ph.D., Medicure's Chairman and CEO. "Our Phase II/III MEND-CABG clinical program for MC-1 is on track to be completed in Summer 2005. Enrolment in the Phase II MATCHED Trial with our combo drug, MC-4232, for the improved treatment of diabtetics with hypertension, is nearing completion, so the significant developments of recent months should lead to an exciting 2005,” Dr. Friesen concluded.

Medicure anticipates research and development expenditures for the remainder of fiscal 2005 will be significantly higher than fiscal 2004, with a majority of the increase attributed to the expected acceleration of both the MEND-CABG and MATCHED studies.

Interest and other income for the second quarter ended November 30, 2004 was $97,000 compared to $81,000 for the second quarter ended November 30, 2003. For the six months ended November 30, 2004, interest and other income totaled $203,000 compared to $151,000 for the same period in fiscal 2004. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

General and administrative expenditures for the second quarter totaled $641,000, compared to $421,000 for the second quarter ended November 30, 2003. For the six months ended November 30, 2004, expenditures totaled $1,147,000 compared to $815,000 for the same period a year ago. The overall increase in costs is primarily the result of the increased business development and investor relations activities, professional fees and an increase in stock based compensation expense. The Company expects slightly higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2005 as compared to the same period in fiscal 2004.

As a result of the above noted items, the financial results for the three months ended November 30, 2004 include a consolidated net loss from operations of $3,627,000 or $0.05 per share, compared to $1,284,000 or $0.03 per share for the three-month period ended November 30, 2003. The net loss for the six months ended November 30, 2004 was $6,242,000 or $0.09 per share compared to a net loss of $2,391,000 or $0.05 per share for the same period a year ago.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three and six months ended November 30, 2004 are accessible on Medicure's website at www.medicureinc.com.

Corporate Highlights for the Quarter

In September, the development of an intravenous (I.V.) formulation of the Company’s lead drug MC-1 was announced, after successful completion of a Phase I clinical trial to assess its safety and tolerability in healthy volunteers. This new product presentation, which complements the existing oral dosage form, broadens MC-1’s use as a cardioprotective agent in the management of cardiovascular emergencies. Medicure’s proprietary I.V. formulation will now permit cardiovascular patients to receive MC-1 where oral administration is not viable, or the rapid attainment of the target drug levels in the blood is desirable. Hospitalized patients treated for stroke or acute coronary syndrome (ACS) will benefit most from this product line extension.

The Company announced the discovery of a new product candidate, MC-45308, a new therapeutic with a unique property that demonstrates simultaneous anti-platelet and anti-coagulant effects, which could make it a major player in the management of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). A drug of this type is currently non-existent within the antithrombotic marketplace. Antithrombotics are drugs that prevent blood clots, which lead to heart attacks and stroke. Based on the positive preclinical results of this novel antithrombotic drug candidate, Medicure entered into a development agreement with Dr. Jawed Fareed, Professor, Departments of Pathology and Pharmacology, Loyola University Medical School, Chicago. This collaboration will advance the development of MC-45308. Preclinical, in-vivo assessment of MC-45308 in the thrombosis model is now underway.

The Company initiated the development program for MC-4262, a combination of MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk. Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia.

Medicure hosted a special Cardiovascular Symposium in New York City, entitled “Emerging Strategies For Saving Your Heart”. The Symposium, which attracted more than 70 people from the investment and medical communities, featured four leading cardiovascular experts who discussed the need for novel therapies in the treatment of myocardial ischemia, including the promise of Medicure’s lead drug, MC-1.

ABOUT MEDICURE INC.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

-	Cardiovascular focused pipeline: a global market of over US $70 billion
-	Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
-	Two positive Phase II trials completed
-	Unique products addressing major markets not adequately served by existing drugs
-	Second combination product, MC-4262 is entering development stage
-	Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com